A special meeting of the shareholders of Berger Institutional
Products Trust was held on March 7, 2003. The following proposals were approved by shareholders at the meeting:

PROPOSAL 1:
For shareholders of all Berger Funds, to approve an Agreement and Plan of Reorganization providing for the transfer of all assets and all liabilities of: (a) Berger IPT-Growth Fund in exchange for Institutional Shares of Janus Aspen Series ("JAS") Growth Portfolio; (b) Berger IPT-Large Cap Growth Fund in exchange for Institutional Shares of JAS Growth and Income Portfolio; and (c) Berger IPT-International Fund in exchange for Institutional Shares of JAS International Growth Portfolio. The shares so received will be distributed to shareholders of the applicable Berger Fund, which will be terminated or dissolved as soon as practicable thereafter.

(a) Berger IPT-Growth Fund
For: 543,994, Against: 1,634, Withheld/Abstain: 52,536

(b) Berger IPT-Large Cap Growth Fund
For: 970,203, Against: 11,262, Withheld/Abstain: 53,556

(c) Berger IPT-International Fund
For: 562,201, Against: 10,678, Withheld/Abstain: 89,473

PROPOSAL 2:
For shareholders of Berger IPT-Growth Fund and Berger
IPT-Large Cap Growth Fund only, to ratify an interim
Investment Advisory Agreement for each Fund with Janus Capital
Management LLC.

(a) Berger IPT-Growth Fund
For: 567,778, Against: 1,946, Withheld/Abstain: 28,441

(b) Berger IPT-Large Cap Growth Fund
For: 970,739, Against: 7,738, Withheld/Abstain: 56,544